SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 16)*
Scientific Games Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

80874P109
(CUSIP Number)

Frances Townsend Vice Chairman, General Counsel and Chief Administrative Officer MacAndrews & Forbes Incorporated 35 East 62nd Street New York, New York 10065 (212) 572−8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), 13d−1(f) or 13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The ROP Revocable Trust dated 1/9/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,018,493 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
18,018,493 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,018,493 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.9%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,912,869 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
17,912,869 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,912,869 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,725,625 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
12,725,625 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,725,625 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,525,728 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
1,525,728 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,525,728 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,341,516 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
2,341,516 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,341,516 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
770,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
770,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
770,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
550,000 Shares (1)
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
550,000 Shares (1)
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550,000 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%; See Item 5
14	TYPE OF REPORTING PERSON
OO
(1) Represents 550,000 Shares owned by MacAndrews & Forbes Group, LLC, a wholly owned subsidiary of MacAndrews & Forbes LLC, of which MacAndrews & Forbes LLC is the sole member.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
550,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
550,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%; See Item 5
14	TYPE OF REPORTING PERSON
OO

Item 1. Security and Issuer

This Amendment No. 16 to the statement on Schedule 13D, which amends and supplements the Schedule 13D originally filed by MacAndrews & Forbes Incorporated (“M&F”) and SGMS Acquisition Corporation (“SGMS One”) on November 26, 2003, is filed by The ROP Revocable Trust dated 1/9/2018 (the “ROP Revocable Trust”), M&F, SGMS One, RLX Holdings Two LLC (“RLX”), SGMS Acquisition Two LLC (formerly SGMS Acquisition Two Corporation) (“SGMS Two”), SGMS Acquisition Three LLC (“SGMS Three”), MacAndrews & Forbes LLC (“M&F LLC”) and MacAndrews & Forbes Group, LLC (“M&F Group”) (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of Scientific Games Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6601 Bermuda Road, Las Vegas, Nevada 89119.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 28, 2020, SGMS One, RLX and SGMS Two sold 9,417,062 shares of Common Stock to Pivot Buyer LLC, a Delaware limited liability company (the “Buyer”) and certain designees of Buyer for $28.00 per share, pursuant to the previously disclosed stock purchase agreement (the “Stock Purchase Agreement”) by and among the Buyer and SGMS One, RLX, SGMS Two, SGMS Three and M&F Group (the “Second Closing”). Buyer is a Delaware limited liability company formed by affiliates of Caledonia (Private) Investments Pty Limited, an Australian Proprietary Company. The Second Closing constituted the second of four anticipated sale transactions under the Stock Purchase Agreement.

The Reporting Persons undertake no obligation to make additional disclosures in connection therewith except to the extent required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D.  In addition, each of the Reporting Persons and Schedule I Persons continues to reserve the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

The information contained in the first four paragraphs under “(a)-(b)” of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the close of business on September 29, 2020, (i) SGMS One has sole voting power and sole dispositive power over 12,725,625 shares of Common Stock, representing approximately 13.4% of the Common Stock, (ii) RLX has sole voting power and sole dispositive power over 1,525,728 shares of Common Stock, representing approximately 1.6% of the Common Stock, (iii) SGMS Two has sole voting power and sole dispositive power over 2,341,516 shares of Common Stock, representing approximately 2.5% of the Common Stock, (iv) SGMS Three has sole voting power and sole dispositive power over 770,000 shares of Common Stock, representing approximately 0.8% of the Common Stock, and (v) M&F Group (of which M&F LLC is the sole member) has sole voting power and sole dispositive power over 550,000 shares of Common Stock, representing approximately 0.6% of the Common Stock.

Because SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group are wholly owned subsidiaries of M&F, M&F may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by such entities, representing approximately 18.8% of the Common Stock.

The ROP Revocable Trust, as the sole stockholder of M&F, may be deemed to beneficially own all shares of Common Stock beneficially owned by M&F, SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group, which, together with the 105,624 shares of Common Stock owned directly by the ROP Revocable Trust, represent approximately 18.9% of the Common Stock.

Ronald O. Perelman, the sole trustee and beneficiary of the ROP Revocable Trust and Director, Chairman and Chief Executive Officer of M&F, directly owns 17,104 shares of Common Stock and may be deemed to beneficially own all the shares of Common Stock beneficially owned by the ROP Revocable Trust, M&F, SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group described above.

Frances Townsend, Vice Chairman, General Counsel and Chief Administrative Officer of M&F, beneficially owns 95,846 shares of Common Stock, representing approximately 0.1% of the Common Stock.

The information contained in the last two paragraphs under “(a)-(b)” of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages set forth in the preceding paragraphs of this Item 5 have been calculated based upon 95,121,838 shares of Common Stock outstanding as of September 18, 2020.

(c) Except as described in Item 4 of the Schedule 13D or as previously disclosed in this Item 5(c), none of the persons named above nor any of the Schedule I Persons has effected any transaction with respect to the Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 4 and 5 of this Schedule 13D are incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of: September 29, 2020
THE ROP REVOCABLE TRUST DATED 1/9/2018

By:	/s/ Ronald O. Perelman
	Name:	Ronald O. Perelman
	Title:	Trustee

MACANDREWS & FORBES INCORPORATED

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Vice President, Controller
SGMS ACQUISITION CORPORATION

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
RLX HOLDINGS TWO LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
SGMS ACQUISITION TWO LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
SGMS ACQUISITION THREE LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Senior Vice President, Controller
MACANDREWS & FORBES LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Vice President, Controller

MACANDREWS & FORBES GROUP, LLC

By:	/s/ Edward Mammone
	Name:	Edward Mammone
	Title:	Vice President, Controller